                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                            MORGEN WALKE ASSOCIATES
                                March 19, 2001
                                 9:30 A.M. CST



Moderator      Ladies and gentlemen, thank you for standing by.  Welcome to the
               AmeriSource-Bergen conference call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. As a reminder, this conference is being recorded.

               I would now like to turn the conference over to our first speaker, Mr. Jeffery Zack, with Morgen Walke Associates. Please go ahead, sir.

J. Zack Good morning, everyone. Thank you for joining us. We apologize for the delay in getting started this morning. There has been an overwhelming response to this conference call and we wanted to allow enough time to let as many people on as we possibly can.

               Today we are here to discuss the combination of AmeriSource Health Corporation and Bergen Brunswig Corporation, announced earlier this morning. If you have not yet received a copy of the press release, please call Morgen Walke at (212) 850-5698.

               With us on the call this morning are Robert E. Martini, Chairman and Chief Executive Officer of Bergen-Brunswig, David Yost, Chairman and Chief Executive Officer of AmeriSource. Also joining us are Kurt Hilzinger, President and Chief Operating Officer of AmeriSource and Neil Dimick, Bergen's Chief Financial Officer. After management has concluded their formal remarks, a question and answer period will follow.

               Before we get started, I would like to remind everyone that the conference call will contain certain forward looking statements within the meaning of Section 27A of The Securities Act of 1933, and Section 21E of The Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainties and changes in circumstances.

               The forward looking statement herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig, and the timing, benefits and other aspects of the proposed combination. More detailed information about these factors, which could cause actual results to differ materially from those described in the statements, are set forth in

               AmeriSource's and Bergen's filings with the SEC. The companies are under no obligation to update or alter their forward-looking statements.

               So with these formalities out of the way, I'd like to turn the call over to Bob Martini.

R. Martini     Good morning.  We are very excited about this morning's
               announcement and our plans to combine AmeriSource and Bergen
               Brunswig to create a new $35 billion health care services company. This is a well thought out combination, which we've been working on for some time. There are so many reasons why this is a strategically compelling transaction. We are confident that bringing our two great companies together will allow us to deliver enhanced benefits for shareowners, customers, suppliers and employees.

               We will be creating a new company that will be one of the 50 largest in the United States in terms of revenue. I am comfortable that this is such a good fit because I know that we both have corporate cultures that are recognized for their focus on quality, efficiency and customer satisfaction. As independent companies, we each have tremendous strengths. We are very excited about the opportunity that this combination brings to generate enhanced growth, achieve substantial synergies and produce benefits for suppliers and customers of both organizations.

               The organization we will create will combine the best of both AmeriSource and Bergen. That's reflected in our new name, AmeriSource-Bergen Corporation, and our new structure. There will be equal representation on the board of directors. There will be a total of ten members on the board, with eight independent directors, including three from each company. Also, AmeriSource-Bergen will nominate two additional unaffiliated directors.

               I will now turn the call over to Dave Yost, the Chairman and CEO of AmeriSource. I have known Dave for many years. As many of you know, we have had a CEO search underway at Bergen, and Dave embodies the qualities we've been looking for: a proven track record, hands-on operating experience, strategic vision, leadership and has high visibility in the investment community. I am looking forward to working with Dave. He will become the CEO and President of the new company. David?

D. Yost Thank you very much, Bob. Good morning, everyone. On behalf of everyone at AmeriSource, I'd like to convey our excitement about this transaction.

               Bob touched on a few of the strategic, financial, operating and cultural reasons for this transaction. As he said, they are compelling. First, it is important to note that this combination is not about being big. It is about being the best. We will take the best from each company. We have chosen to create an entirely new company, AmeriSource-Bergen, to reflect our best of the best approach.

               Over the next several months we will develop the operating policies, organizational structure and the like, that best suits our new enterprise. But make no mistake; we are prepared to make the tough decisions to successfully execute this transaction. These are businesses that we know very well. AmeriSource and Bergen are a great geographic and strategic fit. Together we will be the absolute finest wholesale drug operation in the US.

               While we both operate nationally, AmeriSource has a stronger presence in the eastern United States, and Bergen's distribution business has a stronger presence in the west. AmeriSource's strength is in the acute care business, independent retail pharmacy and regional chains. Bergen is strong in the long-term care business, also in the independent and regional retail chains, as well as national chains. We feel that for America's long-term care operations and its worker's compensation business, as well as ASD's specialty healthcare offerings in oncology, vaccines and biotech products, currently a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in health care.

               We believe we will be able to serve all market segments better. Our businesses match up in other ways. AmeriSource's American Health Packaging unit will provide added benefits to Bergen's PharMerica and drug distribution operations. Throughout all of their operations, both companies share a common culture of providing outstanding service and making customer satisfaction paramount.

               The new management team also reflects our combined capabilities. The senior management team will include Kurt Hilzinger, the President and

               Chief Operating Officer of AmeriSource, who will become Executive Vice President and Chief Operating Officer of the combined company; Neil Dimick, Bergen's current Chief Financial Officer, will become Executive Vice President and Chief Financial Officer of the new company.

               The new company's structure also includes an executive management committee, which I will head. The AmeriSource-Bergen committee will include Kurt Hilzinger and Neil Dimick, as well as three senior vice presidents who will report to Kurt. Brent Martini, currently President of the drug distribution at Bergen, will become President of AmeriSource-Bergen Drug Company. Charles Carpenter, Chuck Carpenter, now the President of PharMerica, will remain in the same position at the new company. And Steve Collis, President of Bergen's ASD Specialty Healthcare, Inc., will continue to head the unit under AmeriSource-Bergen.

               AmeriSource-Bergen will be headquartered in Valley Forge. There will be an East Coast operation center there, as well as a West Coast operation center in Orange, California. But again let me emphasize, make no mistake; we are prepared to make the tough decisions to successfully execute this transaction.

               I know many of you are wondering about FTC review. We have made a very thorough and lengthy study of the antitrust issues with our legal, economic and financial antitrust experts. And based on that study, we do not anticipate that the FTC will ultimately challenge this merger. We believe that for several reasons.

               This transaction does not reduce competition, nor does it violate antitrust laws. In fact, we believe very strongly that the combination of AmeriSource and Bergen will enhance competition in drug distribution. The merger will not only enhance the competitive position and efficiency of AmeriSource and Bergen, it will also improve competition in drug distribution generally. That is because the combined company will be in a position to achieve the economies of scale that are greater than either of us could achieve on our own. It is worth noting that the situation today bears little resemblance to that of 1997. There is every reason to believe that our transaction will ensure that drug distribution remains dynamic and intensely competitive.

               We also expect the transaction to pass with the FTC because distribution is about the only major area of health care where costs are going down. Both AmeriSource and Bergen have met that challenge consistently and steadily over time. This combination will continue that trend.

               And finally, this transaction will allow us to enhance and expand the programs and services we offer our customers. Many of our customers have encouraged us to move forward with this transaction. Customer focus and service orientation was one of the early issues that Bob and I discussed in bringing these two fine companies together. We share a vision that this new corporate entity will be the standard for service in the industry and will enhance and expand our already strong service offering.

               In short, we are confident that the combined company will be an efficient, health care supply chain management company well positioned to compete and to grow.

               With that, I'd like to turn the call over to Kurt Hilzinger, President and Chief Operating

               Officer of AmeriSource, who will be the Chief Operating Officer of the new enterprise, to further detail the benefits of this transaction and the synergies that we anticipate to achieve.

K. Hilzinger   Thank you, Dave.  Good morning, everyone.  As noted in the press release, we expect the combined company will achieve more than $125 million in annual operating savings by the end of the third year after the transaction closes. To date, we have done a significant amount of work to identify the synergies of this transaction.

               Our approach to the integration is straightforward: take the best from each company. This will be achieved by one, fewer but larger and more efficient distribution centers; two, the consolidation of our corporate staffs; three, efficiencies in purchasing, especially in our generic programs, and improved buying and vendor margin opportunities; four, lower financing costs and improved working capital turns, for example, we expect to reduce replenishment days in inventory; and finally, five, combining and significantly enhancing our customer offerings and programs.

               These synergies are tangible and achievable, and both companies have a proven track record of consolidating and reducing costs in their respective operations in recent years. For example, at AmeriSource, we have integrated CD Smith and Centralizer information systems. Bergen Brunswig has done a significant amount of work to continue to rationalize their distribution network.

               As many of you know, each of our companies have network expansions planned and this combination will allow us to rationalize our investments and avoid duplicative capital expenditures as we accommodate growth in our business. At this time, we will not specifically address some of the details regarding the integration, including the number and location of DCs to be consolidated. But as we get closer to the completion of the merger, we will then be in a position to provide more information.

               We do expect that our staffing levels will be reduced in connection with the consolidation of the corporate and distribution center level staffs. We have told our people that senior management of both companies will work together to analyze the capabilities of the two organizations in order to determine the best possible organizational structure following the merger. That is exactly what we are going to do.

               At this point, I would like to turn the call over to Neil Dimick, Chief Financial Officer of Bergen, who will take you through the transaction.

N. Dimick      Thank you, Kurt.  I'd like to walk through the key components of the combination. First of all, it's a stock for stock transaction. Each share of Bergen Brunswig common stock will be converted to 0.37 shares of the new company, AmeriSource-Bergen, common stock. Each share of AmeriSource stock will be converted into one share of AmeriSource-Bergen common stock.

               The transaction will be tax free to shareholders of both companies. The new company will have approximately 103 million shares outstanding, current AmeriSource shareowners, owning approximately 51% of the combined company, and current Bergen-Brunswig shareowners, owning approximately 49%. Based on our closing stock prices on Friday, the new company will have a pro forma market capitalization of $5 billion.

               Combined, the company will have approximately $2 billion of debt and a total enterprise value of $7 billion. We do expect to pay a quarterly dividend of $0.025 per share.

               As we noted, the transaction will be accounted for as a purchase transaction under new guidelines for business combinations proposed by the Financial Accounting Standards Board. Under the proposed new business accounting guidelines, the companies anticipate that there will be approximately $10 million in annual expenses related to purchase accounting adjustments. These adjustments will be more than offset by the elimination of $23 million per year of goodwill amortization for the combined company.

               Under the proposed Financial Accounting Standards Board purchase accounting rules, the transaction is expected to be non-dilutive before synergies and special items. Under existing purchase accounting rules, the merger will be accretive in the second full year as synergies are realized, excluding special items.

               We believe this transaction is a credit-enhancing event with no additional debt, improved working capital turns and the increase on operating cash flow through the realization of synergies that will facilitate deleveraging. Based on discussions with our financial advisors, we anticipate that we will be able to refinance our respective credit facilities at attractive rates. As many of you know, each of our management teams has utilized return on committed capital matrix to evaluate financial performance. And this will continue to be a cornerstone of our financial philosophy going forward.

               While the transaction has been approved by the boards of directors of both companies, it is subject to Hart-Scott-Rodino review, shareholder approval, confirmation of new FASB purchase accounting rules and other customary closing conditions. As a result, we do not expect the merger will close until the summer of 2001.

               I will now turn the call back over to Jeff, who will coordinate the questions.

J. Zack        Thank you, Neil.

Moderator      Our first question comes from the line of Chris McFadden with
               Goldman Sachs.  Please go ahead, sir.

C. McFadden    Thank you.  Good morning.  Congratulations to everyone on an exciting transaction.

R. Martini     Thank you, Chris.

C. McFadden    Neil, you talked a little bit about the opportunity to refinance some of the existing obligations for the two companies. Can you clarify for us, is the potential gains from refinancing included in the synergy calculation that you offered in your prepared comments?

N. Dimick      Chris, those financing opportunities are not included.  The synergies that Kurt has outlined, that $125 million, does not include financing. We thing there are substantial opportunities both within our current bank facility as well as some other debt that the combined company has.

C. McFadden    Thank you.  As a follow-up, perhaps Dave or Kurt, could you just talk a little bit about some of the PharMerica due diligence that you were able to accomplish in preparing for this morning's announcement, just to understand that business which is a bit outside the traditional footprint for

               AmeriSource? And how you are thinking about the execution on that part of the business on a go forward basis? Thank you.

K. Hilzinger   Thank you, Chris.  It's Kurt.  We had an opportunity to take a fairly close look at PharMerica, as you would imagine, and I will tell you we were quite pleased to see a substantial amount of improvement in the operations, particularly in the last quarter and what we expect for the remainder of the year. Chuck
               Carpenter and the team there, I think, have done a terrific amount of improvement over the last year and we are starting to see some of the benefits of that in PharMerica's results.

               I want to be careful here that AmeriSource doesn't get itself in a position where we are commenting on Bergen's businesses until the merger is closed. But I will tell you that we were very pleased with first quarter results and we expect them to remain on track for the remainder of the year.

D. Yost I will just add, Chris, that Chuck Carpenter, who heads up PharMerica, is a person I've known in the industry a long time. I have great respect for his abilities. I was very impressed with the command of the business he had during the due diligence process.

C. McFadden    Great.  Thank you.  Congratulations, again.

D. Yost        Thank you.

Moderator      And our next question comes from the line of David Risinger with
               Merrill Lynch.  Please go ahead.

D. Risinger    Thank you very much.  I wanted to offer my congratulations also.
               It looks like a phenomenal transaction.

D. Yost        Thank you, David.

D. Risinger    I have two questions.  First, would you talk a little bit about opportunities to accelerate growth in some of the specialty operations, for example, the ASD division of Bergen Brunswig and the American Health Packaging division of AmeriSource?

D. Yost Yes. David, I will tell you I think that ASD is one of the great gems of this enterprise going forward, particularly with the new biotech drugs coming to the market. In the future I think we have a great opportunity to expand this business. Of course, we are going to have the resources to devote to it, both financial and human. I will tell you I am very excited about the prospects of ASD.

               Likewise, we have talked often about the opportunities within Packaging. We think that's a great growth area, not only supporting our current business in drug operations and specialty businesses, like PharMerica and ASD, but also providing special services to unique customers and to manufacturers.

               So we are very excited about our prospects there. And with this larger business base now that we have with the combined entity, it makes the Packaging operation we have even more valuable and greater opportunities.

D. Risinger    That's great.  With respect to the new FASB rules, could you talk a little bit about how you see the new accounting flexibility and any additional benefits that may accrue to you as a result?

N. Dimick      This is Neil Dimick.  Yes, David, we really view the new
               accounting to be an opportunity for us. As you know, it generally will be the purchase accounting that we've known in the past. We've had our experts evaluate this. We don't think that there will be, as I mentioned, significant amounts at all of value that's allocated to the intangibles. In fact, we think the amortization expense out of those will be less than $10 million a year.

               Importantly, the flexibility that allows the combined company to deal not only with different transactions, but also to make adjustments or disposals that won't affect the pooling of the transaction. So we think the flexibility provided by the new accounting is a real advantage for the new business.

D. Risinger    That's great.  Thank you very much.

N. Dimick      Thank you.

Moderator      And our next question comes from the line of Larry Marsh with
               Lehman Brothers. Please go ahead, sir.

L. Marsh Thank you. Good morning, one and all. Some of these questions you may have already addressed. I apologize for coming on late. So if you've already said it, just say already said it.

               First of all, Dave, I think you mentioned in the release that some of your customers were actually asking for this merger to take place. Under the assumption that customers would want choice, could you, and you may have already done this, elaborate any more specifically on the kinds of customers who are asking you to do this and what their motivation might be in looking for a merger like this?

D. Yost The words that I think I used were encouraging us to do the transaction, Larry. We really had customers from literally all of the different segments brought this up to us. So we are very encouraged by that; that they would be very supportive of this new organization that we've got going forward. That's part of what motivated Bob and I to move forward with that, was the strong customer support that we got.

R. Martini     You know, Larry, that obviously is an area of great concern and one that we needed to focus on very seriously because completion of a transaction was of ultimate importance to us. Besides the things that David has already mentioned, we will really be a much more meaningful and stronger competitor to number one and two.
               We do think that we bring about a lot of synergies and will be much more competitive in the marketplace as a result going forward.

               But the last point was that one that David just mentioned. That is really the one that brought it home for us. That is that we're not only going to be more viable and be able to provide better services and bring services to a new level, but these customers, some of which were actually adversarial to prior transactions that had been announced, were advocates to this transaction. We've spoken to a number of customers and a number of customers have come to us, and that was really the most meaningful thing in making this evaluation.

               So I just wanted to let you know that there has been a lot of attention given to that, and we are very confident because of the customer reaction as to our ability to get completion on this transaction.

L. Marsh Great. That's helpful. And then to that same point, obviously reflecting back several years ago when, I guess, there was a lot of confidence expressed in a similar transaction. Besides the fact that it sounds like some of your customers are advocating you doing this, are there any other data points that you may not have mentioned before that would allow you to have a lot of confidence coming in front of the FTC in this transaction?

R. Martini     Well, number one, Larry, the world is a different place than it was in 1997. We are encouraged by the fact that the recent wholesale drug operation that went before the FTC, the Cardinal-
               Bentley, did not even get a second review. It went through it very smoothly. And the fact that the entire environment has changed, we think make this a totally different environment than it was in 1997.

L. Marsh       Great.

R. Martini     I would just also add, Larry, there are clearly new entrants that have come in that were not even around or envisioned in 1997.

L. Marsh Right. And would you also be able to contend that your market share is less than 30% nationally?

R. Martini     We don't really think that there is an absolute standard, Larry, on the 30%. We think there is a great history of industries where there are three competitors, and so we think that will probably be the more compelling argument than a single data point, that in fact can change quarter-to-quarter or year to year.

L. Marsh One final quick thing, did I read it right to say all senior managers are going to be moving to Valley Forge?

D. Yost We have not really worked through all of those details yet, Larry. I think the most important thing to focus, though, on is that all of the senior managers are totally committed to this enterprise going forward, and in fact, are very, very enthusiastic about it.

L. Marsh       Okay.  We'll stop there.  Thanks a lot.

Moderator      And our next question comes from the line of Glenn Santangelo from Salomon Smith Barney. Please go ahead, sir.

G. Santangelo  Yes.  Thanks a lot.  Just a couple of quick questions if I might, we talked about the $125 million of synergies over the three-year period, could you just sort of quantify for us what some of the low hanging fruit is and how much could we expect in the first year? And if you have any idea of maybe a potential for the timing of the close of the transaction?

K. Hilzinger   Well, let me start with the latter part first.  I think we indicated in the press release we are expecting closure by the end of the summer. So at that point, integration activities will start in earnest. We're hopeful that we will use this interim review period to really put together the integration teams, staff them properly from both organizations and really have a game plan that we're ready to begin executing on at the closure of the merger.

               With regards to breaking the $125 million down by year, at this time I don't think we are prepared, Glen, to kind of break that out for people. As we get closer to the closure of the merger, obviously, the combined entity will be in a better position to give you specific guidance in terms of how we expect the synergies to roll out.

               It's clear though, as we indicated in the prepared comments, that the economy is here, the opportunity to take out costs are very significant and they are very tangible. In effect, you know we are going to wind up, we've got two national distribution networks today that will eventually be down to one. With that, there are just enormous duplicative costs, both in operating expenses, fixed costs, as well as capital that will go away.

G. Santangelo  Okay.  Earlier in the call, you sort of alluded to the fact that there are some potential purchasing synergies that can be created just by the fact that you're bigger. Do you think there is a real potential opportunity on the gross margin side here?

K. Hilzinger   We do.  We absolutely do.

G. Santangelo  I'm sure we think about that from a modeling perspective.

R. Martini     Considering the latest ....

K. Hilzinger   I would say, Glen, clearly the case of generics is an easy one to focus on. We think that with the new generics that are going to be coming on to the market that by having this combined entity that is going to be representing a large amount of retail business, in fact, about half of the combined entity will be in the retail business focused on independent small and regional chains for which we make the generic decision for many of those people. We think we've got a great opportunity there.

               We're clearly going to be a lot more efficient in terms of our buying operation. So we think the procurement end does represent some good opportunities for us.

G. Santangelo  Those are real in the first year, you believe then?

K. Hilzinger   They are clearly early on, Glenn, as we look at the spectrum of when we will be phasing in synergies.

G. Santangelo  And if I could just have one more follow up to the question Larry asked, you talked about you spoke to some of your major competitors. By looking at your customer mix break down, both of you are very big in the institutional market or the health system market, have you talked to any of the larger hospital systems to make sure that they believe that the consolidation here doesn't create any anti-competitive changes to the marketplace.

K. Hilzinger   Yes, we have, Glenn.  They've been very supportive.  Of course, both of us do business with the large group purchasing organizations, but the business is won or loss on an account-by-account basis, so locally, in the trenches. We think that this transaction will be supported highly in the institutional market.
               I've personally been on the phone visiting with people and have gotten a very favorable reaction.

               You've got to remember that we are putting together two companies here that are noted for their service. So the cultures are not only very similar, but the perception in the marketplace is very similar regarding service for these two organizations, so we think we're going to get a great response.

G. Santangelo  Thank you for the comments.

K. Hilzinger   Thank you, Glenn.

Moderator      And our next question comes from the line of Robert Willoughby with First Boston. Please go ahead, sir.

R. Willoughby  Thank you.  Can you comment on the capital expenditure outlook for the combined company over the next couple of years? And I guess on the flip side, if you can comment on how much capital you might be able to pull out of the business? I know you've suggested it's possible, but I imagine that would dwarf the operating cost synergies, savings?

N. Dimick      That is an excellent point, and one that we have analyzed as a group. I would expect that the combined capital expenditures for us will be reduced, I'm going to say 30%, because of the duplicative costs. We have to look at the additions that we're making that are duplicative, which we have.

               With respect to working capital, that is a very important point. When we combine these distribution centers, we found, and AmeriSource found, that there is significant reduction in inventory. If you look at our combined inventories of over $3 billion, there are certainly opportunities to bring that together, which in an absolute dollar sense will dwarf the synergies, but it will be an important addition to the cost of money savings that we will enjoy as a result.

               Thank you very much.  Good question.

R. Willoughby  Just another question, at the risk of my odd question there, what are some milestones here for the closing? When do you expect Hart-Scott-Rodino and are there shareholder meetings as yet scheduled?

N. Dimick      We'll be filing Hart-Scott very shortly.  Of course, we would be very grateful if the FTC saw from the get go, the meaningfulness of this transaction. But we certainly would expect to wait at least 30 days for their reply. In the event that there is a second request, which we are prepared to deal with if that does happen, that would take another 60 days. And then their final reply to that, should that be necessary. Then a shareowner's meeting to follow that. If you add those weeks up, it could end up at the end of the summer, towards the end of the summer.

R. Willoughby  That's great.  Thank you.

N. Dimick      Thank you.

Moderator      And our next question comes from the line of Seth Teich from
               First Union Securities. Please go ahead.

S. Teich Hello. Good morning. I was curious to know if you'd had any preliminary talks at all with the FTC to sort of gauge their reaction? And then I was wondering, also, if you could perhaps review for us the market share by customer segments for each of the companies?

R. Martini     As far as any preliminary discussions with the Federal Trade
               Commission, we really have relied on our advisors in any activity such as that, but I can tell you that as early as this morning,
               we have been in touch with the Federal Trade Commission.   But as
               you know, there won't be any comment there, of course, until such time as we file Hart-Scott.

               As far as market shares are concerned, the simplest way for me to address that is to tell you actually that both companies probably have about 50% of their market in what we would consider to be retail sales and about 50% on the health system side. We really don't break our market shares down any further than that.

S. Teich And then in terms of regionally, I know you sort of pointed out in the beginning of the call that Bergen is more strongly suited on the West Coast and AmeriSource is more on the east. I was wondering, maybe on more of a revenue side, if you could perhaps talk a little bit about the mix, East Coast versus West Coast, for each of the companies?

R. Martini     I think you really have to look at this in total.  We haven't used the Mississippi River or anything like that to differentiate activity. Certainly, our activity is on a national basis and it's servicing national accounts as well as regional and independent. So we're going to look at this on the basis of the way in which that service can best be accomplished, as Dave has already talked about. Many synergies that are brought about in everything will be related primarily to the best service to customers and high quality and also the savings that can be brought about so that it can keep us in a very competitive situation.

S. Teich Great. And then one last question if I may, I just wanted to know if there were any lock up provisions for senior management?

R. Martini     Lock up provisions, yes, there are.  The senior management of both companies committed their vote to this transaction, and enthusiastically so.

S. Teich       Great.  Thank you very much.

R. Martini     Thank you, Seth.

Moderator      And our next question comes from the line of Ray Lewis with
               McDonald Investments. Please go ahead.

R. Lewis Yes. Thank you very much. Just two quick questions. Firstly, Neil, on some of your comments, I think, and I just want to make sure I heard this correctly, did you say that without the add back of the goodwill amortization you expected that synergies would make this deal accretive in the second year?

N. Dimick      The deal would be accretive in the second year with the
               synergies, under existing accounting. In the new accounting, the deal is non-dilutive from the start.

R. Lewis Okay. Great. And secondly, just relative to the sort of savings that have been outlined here, is there any sort of way that you can help us in terms of the proportion that might be coming from the five items that Kurt highlighted in particular?

N. Dimick      Well, I think each one of those have identifiable amounts, Ray, but again, at this point, I think we are resistant to try to break down the specific contributions, and we are resistant also in sharing what we think the first year numbers are. I think it is important to communicate to our investors though that we think some of those synergies are available almost immediately at the get go here. So there will be a savings that we can achieve almost immediately upon completion of the transaction, it's just a matter of quantifying those synergies is what we'll hold off on right now, until we get closer to closure.

R. Lewis And just tying back to your latest earnings call, I think you talked about adding a facility in Georgia. Is that something you're going ahead with or has that plan been put on hold?

N. Dimick      We are committed to that facility.  That's a facility that we committed to about nine months ago as part of the ... roll out process. So to meet that customer's needs, we will complete the build out and opening of that facility, which is actually scheduled in April. So we will complete that. Down the road, how that facility fits into the distribution network, obviously, is all of the distribution centers will be evaluated.

R. Lewis       Great.  Thank you very much.

N. Dimick      You're welcome.

Moderator      And our next question comes from the line of Michael Fitsgivens with Morgan Stanley. Please go ahead, sir.

M. Fitzgibbons Good morning.

R. Martini     Good morning.

M. Fitzgibbons You talked about making some tough decisions in your comments earlier, and I'm wondering whether that includes some of the contracts that you'll be inheriting? I know specifically, it seemed like AmeriSource was not comfortable with the terms of the PCS deal as they closed it. Is that the type of thing that you guys are reevaluating? Are there other contracts that you might be looking at?

D. Yost Michael, we are not specifically talking about contracts per se, but I just want to leave you that there will be no holes barred in what we evaluate. I mean clearly, as we look at the best of the best, we are going to continue to use the criteria that Neil talked about, which is return on committed capital. And all decisions we make will ultimately reflect back to that. But we've been very disciplined in the past in the way that we've conducted our business and Bergen, of late, has clearly demonstrated their resolve in discipline. We want you to know that there will simply be no ..., no holes barred as we go forward.

N. Dimick      And we have every intention, of course, to meet the terms of any contracts that we are associated with.

M. Fitzgibbons Okay.  Thank you.

Moderator      And our next question comes from the line of John Green with
               Dresdner Kleinwort. Please go ahead.

J. Green       Thank you.  Hello, guys.  Congrats on putting together the deal.

D. Yost        Thank you very much, John.

J. Green You're welcome. You talked about your customer response being basically positive, have you had conversations on the pharmaceutical manufacturer, supplier side of a similar nature? Can you give us any color on that?

D. Yost We've, of course, been in touch with manufacturers, and particularly Bergen, over this last year. We've had a lot of contact with manufacturers keeping them abreast as to what our activities have been. I think the single most provocative thing is that this combination will clearly enhance the credit profile of both companies, and that is something that is received extremely well. So I can tell you from direct and personal contact that I believe that there aren't any concerns, as a matter of fact, there's a lot of not only interest, but a lot of support for the improvement of these two companies in competing in the future and therefore, their credit profile and importance to their distribution systems.

R. Martini     I'd also add, John, it gives us the ability to develop new and improved programs and to enhance programs we've got, develop new programs. Some of those programs will be specifically tailored toward our manufacturing partners. So from that regard as well, we expect them to be very supportive and encouraging in this transaction.

J. Green Great. Thank you. And just a real quick follow up, is it safe to assume that there is no break up fees or collars associated with the deal?

N. Dimick      There are no collars associated with the deal.  There is other deal protection. I think the merger agreement will be made available soon.

J. Green       Okay.  Great.  Thanks a lot, guys.

N. Dimick      You bet.

Moderator      And our next question comes from the line of Ray Falchi with Bear
               Stearns.  Please go ahead.

R. Falchi      Yes.  Good morning.  Thank you.  You may have alluded to this a little bit in your initial talk, but given that this is a purchase, and you mentioned some of the new benefits of purchase accounting, I was wondering if you could give us any color related to potential divestitures you might consider, which obviously, you have that flexibility under a purchase? And what might trigger decisions to divest any business units or segments?

D. Yost Well we clearly, Ray, have great flexibility in the purchase accounting, as Neil mentioned. That's one of the great attributes of this transaction. It's way premature for us to talk about any divestitures at this time.

N. Dimick      I would just add that every business unit, every activity we do, will be based on its return on capital. It will be important for us to maintain the historical high returns that both companies have enjoyed in the past. That would really guide us somewhat in our strategy. Right now we are very encouraged with what we see from every business unit.

R. Falchi      Okay.  Great.  And one brief follow on if I may, on the
               consolidation of the distribution centers, specifically, do you anticipate, while you have ultimately some good long-term cap ex benefits, as you noted earlier, do you think early on as you consolidate, you may need to expand some of your sort of bigger ones into super, regional type centers so that it will be ultimately more cost effective? Is that part of the game plan do you think?

D. Yost It could well be. I think what we anticipate right now is clearly both distribution networks will contribute to the combined network. There will be distribution centers from both sides, and frankly, as part of our plans, we do anticipate building some new facilities over time to really set a platform that will take the company forward.

N. Dimick      One of the issues we have right here is both companies, of course, have very strong growth prospects. Those growth prospects are even enhanced with this transaction. So we are going to have to accommodate that growth as we rationalize our distribution network.

R. Falchi      Sure.  Great.  Thank you.

N. Dimick      You bet.

Moderator      And our next question comes from the line of Andy Speller with
               AG Edwards.  Please go ahead, sir.

A. Speller     Hello, guys.  I want to follow up on that last distribution center question. It looks like you will probably, if my numbers are right here, have an excess of something like 50 to 55 centers between the two companies. What do you think an optimal number is that you need? And also, Kurt, on your last conference call you spoke a lot about new warehouse management systems and other systems across your distribution network. Is it too early to address what sort of platform is going to be used and how many different platforms you are going to have when this thing is said and done?

K. Hilzinger   Well, let's talk about the number of facilities for a minute.  I think from AmeriSource's side, we have 22 pharmaceutical distribution centers, assuming the opening of Atlanta in April.
               Bergen, today, has 30. So combined we have 52. We would envision a network that would be no larger than what Bergen has today. So hence our conclusion that we are really going to be closing down what amounts to one whole distribution network, with sharing from both companies to that.

               With regards to WMS, yes, that has been a focus within AmeriSource. We believe that there are enormous operating efficiencies available within the confines of each of our distribution centers with that new technology. As part of the distribution center build out plan, we do anticipate adopting a WMS type system. I think the one we have at AmeriSource may, in fact, fit the bill. But we have to do a little bit more analysis against Bergen's information systems as well as our information systems to see if that is ultimately the best answer. But, I do think WMS is in the plans long-term.

R. Martini     One of the great things about putting the companies together,
               Andy, of course, is the base gets bigger. So you save a few basis points and you get some significant savings. So we're very excited about the prospects here.

A. Speller     Okay, guys.  Thanks a lot.

R. Martini     You're welcome.

N. Dimick      Thanks, Andy.

Moderator      And our next question comes from the line of Bill Ryland with
               Morgan Stanley. Please go ahead, sir.

B. Ryland      Congratulations on the announcement.

R. Martini     Thanks, Bill.

B. Ryland      A detailed question for you, Neil.  Can you give us a sense for what you plan to do with the PharMerica bonds, especially with respect to the change of control provision?

N. Dimick      You know, Bill, we've, of course, had our attorneys studying that.  We haven't made any final, legal conclusions on that.
               That debt is, I believe, eight and three-eighths; it's very good debt for the combined company, but it's not debt that's not refinancable or replaceable. So we'll finish our legal review and make comment on that, but you are very correct, there are change of control provisions there that may very likely cause that debt to have to be replaced.

B. Ryland      Great.  Again, congratulations.

N. Dimick      Thank you, Bill.

Moderator      And our next question comes from the line of David Buck with
               Buckingham Research.  Please go ahead.

D. Buck Yes. Good morning. Some of my questions have been answered, but one question for Kurt Hilzinger. Can you give a sense of what percentage or what amount of the synergies you would expect to be more of the cost cutting type and what would be more of the economies of scale, purchasing power, etc., in that $125 million?

               And then a question for Bob Martini, just looking at the short-term deal structure itself, it seems like Bergen has made some strong strides in replacing the Novation business and PharMerica is turning around. I was just curious on how the premium determination was made? It seems a little bit low in my view.

               And one question for David Yost on the combined company, the ASD business, which as been a distribution business, any thoughts longer-term of making that more of a pharmaceutical distribution/pharmacy business going forward? Thank you.

K. Hilzinger   David, it's Kurt.  Maybe I'll start with your first question on the percentage break down between cost cutting and percentage economies of scale. As I had a moment here to try to think about how to respond, it's a difficult question to answer because they are somewhat interdependent. We clearly, in the consolidation of a distribution center network, there are in fact, fixed costs that go away, there are permanent costs that go away and there are also benefits of scale in the size of the facilities. I don't have a specific answer for you at this point. Clearly both of them are important element steps driving the total $125 million that we're confident in.

R. Martini     As far as your question on the combination, let me first describe it as this is a real opportunity to build a new company, which is going to have an extremely strong profile. And both companies, both AmeriSource and Bergen, are going to be contributing their assets and their expertise and all of their opportunities, including the synergies that they both bring about to that new corporation. Incidentally, if you were to track the market capitalizations of both companies over some period of time, I think you'd find them to be pretty close to being on top of each other for an extended period of time. There have been dips and valleys in that, of course.

               But more importantly, and this is really one of the most compelling issues in putting these two companies together, and that is that while we have strong confidence in our ability, independently, to continue to improve the return to our shareowners, and I'm sure AmeriSource echoes that for their company, but these two companies together can bring about shareowner value, which will far exceed any shareowner value improvement than either of these two companies can do independently. That is a very compelling reason to build upon this new company and to add to the shareowner value of both companies, as they exist today.

D. Yost Regarding the ASD question, David, it's a little premature for us to be commenting on the strategy of that until we get a little closer to it.

D. Buck        Okay.  Thank you.

D. Yost        You bet.

Moderator      And our next question comes from the line of Frank Bianco with
               McMahon Securities.  Please go ahead.

F. Bianco      Yes.  Can you comment on what, if any, effect the deal has on the convertible bonds outstanding?

N. Dimick      We expect it to have no effect, Frank.

F. Bianco      Very good.  Thank you.

D. Yost        If you could take the next question please, operator?

Moderator      Okay.  Our next question is from the line of John Park with Guard
               Hill.  Please go ahead.

J. Park Yes. Hello. I just have one remaining question. Are there any other regulatory approvals that the companies would need besides HSR?

D. Yost There are other regulatory approvals, but the other regulatory approvals are very consistent with those that are required in every transaction, not the least of which is the SEC and of course, the New York Stock Exchange.

J. Park        Okay.  Thank you.

Moderator      And our next question comes from the line of Casey Kleger with
               Liberty View Capital.  Please go ahead.

C. Kleger      My question's been answered.  Thank you.

D. Yost        Thank you very much.

Moderator      Our next question comes from the line of John Schaetzel with
               GE Asset Management.

J. Schaetzel   I do not have a question in.

D. Yost        Thank you.  It was nice to hear from you though, John.

J. Schaetzel   Congratulations, in any case.

D. Yost        Thank you very much, John.

Moderator      And our next question comes from the line of Leo Murphy with
               Pioneer Investment. Please go ahead.

L. Murphy      Hello.  Good morning.  Can you hear me okay.

R. Martini     Sure, Leo.

L. Murphy      Congratulations.  I've got a list here.  I'm going to take the option that those gentlemen just passed up. A couple of questions. Number one, can you give me some idea, when you talk about probably removing one distribution system, can you give me some idea what the operating expense ratio is at the distribution level, both for Bergen's distribution chain or chain of outlets and for AmeriSource? I just want to get some idea.

K. Hilzinger   Leo, it really depends on the size of the facility to some extent and how well that facility is sized relative to its market. As you've heard AmeriSource management talk about through the years, the economies are driven at the local level. What's important is that the facility be the right size. We have facilities that are less than $0.5 billion that have terrific operating expense ratios, as well as facilities that are over $1 billion that have comparable ratios.

               What we are talking about here by eliminating an entire distribution network is we, in fact, eliminate duplicate costs. Bergen, we've had a chance, obviously, to look at their numbers. They do a superb job in cost management down at the distribution level. I think AmeriSource has its own proven track record there. So I think there are opportunities if it's really an elimination of duplicate costs.

L. Murphy      Kurt, excuse me, but what is the reported number for the most recent fiscal year at the distribution level? What was your expense ratio and what was Bergen's?

N. Dimick      We don't report that separately, as you know, Leo.  It depends, of course, how much activity or overhead is taking place at the local center. We track generally, more specifically, for investors, the improvement that we're enjoying from year to year.
               That generally has been in the area of 20 basis points. We've already said on average at our distribution centers it's about
               1.5% of revenues. Some of that is variable. Some of that is fixed. Some would be subject to the effect of this opportunity.
               Some would not.

L. Murphy      Is AmeriSource comparable at 1.5%?

N. Dimick      They are very, very comparable to us.  Whether it's the 1.5%, because they may be doing different services at the local level as opposed to the central level, but as we've analyzed each other's structure, there is not a lot of differences in the expense ratios.

L. Murphy      Okay.  Let me move on to two other questions if I could.  I'm trying to understand something here. If I heard you correctly, I think $10 million was the nut that you've got to carry from the deal in year one, right? Ten million dollars in terms of the purchase accounting?

N. Dimick      Well, it is the nut, but there's a $23 million bolt that goes through that in terms of the benefit that comes from not amortizing goodwill. But $10 million is our first brush estimate of the effect of amortizing the intangibles associated with the acquisition.

L. Murphy      Neil, I guess what I don't understand then, if $10 million is the incremental nut, what I'm trying to understand is why it's not accretive right from the gate in the sense of the deal. When you're talking here about taking down $125 million over three years on a $30 billion plus revenue base, we're talking like
               $0.40 here over three years. I'm scratching my head saying you guys have got to be really low-balling us here. This seems very unrealistic. Okay? And put aside any working capital improvements that flow through.

N. Dimick      Well, as we mentioned, it does not include the effect of
               financing and the effect of what we believe to be not only a more favorable interest rate environment, but a more favorable credit to finance. I would agree those estimates are conservative, but if you know the history of these two companies, we want to deliver what we comment on. That's paramount to us.

L. Murphy      But Neil, I want to make sure I understand; there are no other incremental costs in the deal that I have to work through my model?

N. Dimick      No, there are not.  None that we have identified, that's correct.

L. Murphy      And can I ask one last question, because it is important.  The generic issue I think Dave mentioned earlier, what percent of the combined mix is generic volume, please? Volume of your transactions?

K. Hilzinger   Our mix of generics right now, Leo, is running in the
               neighborhood of 8.5% to 9% of our pharmaceutical volume.

N. Dimick      And that's very, very similar for Bergen.

               I just want to comment, Leo, there obviously will be some one-time items at the conclusion of this that would include severance and so forth. But I know you are interested in the ongoing costs.

L. Murphy      I understand.  The 8.5% to 9%, are we talking volume in terms of revenue volume?

N. Dimick      Yes.

L. Murphy      Okay.  And I assume that's probably close to 30% when they get in on a unit base, but I'm not going to beat that into the ground.
               And the last question, Neil, can you tell me what the pro forma capitalization is going to be like? I missed the front end of the ...

N. Dimick      Yes.  As we mentioned, based on the share prices on Friday, the exchange would result in a market capitalization and equity value of $5 billion. On average, about $2 billion of debt, enterprise value of about $7 billion.

J. Zack        Operator, we'll take one more question.  Thank you.

L. Murphy      Thank you.

N. Dimick      Thank you, Leo.

Moderator      Thank you. Our final question today comes from the line of Howard
               Cappack with UBS Warberg. Please go ahead.

H. Cappack     Thank you.  Two questions if I could follow up on Leo's line on the expense side of the equation, when could we expect, I guess once the deal closes you will start to lay out sort of one-time charges, or how are you going to take those, cash versus non-cash? Do you have any preliminary number now?

N. Dimick      We don't have a number on that, but I would expect as we develop our communication over the next several weeks, we will have that estimate well in front of the closing.

H. Cappack     Okay.  And then, when you look at strategy in terms of sales force, between now and when the merger does close, in terms of new business or contract extensions, I'm assuming if it's new business you are not going to be competing against one another.
               How are you trying to decide between now and the end of summer which entity goes after what business?

D. Yost Howard, we will continue to run these businesses as clearly independent organizations and it will be business as usual at our operating levels. This is one of the great challenges that we have, but we've been through this before, is to keep everyone focused on the day-to-day operations. Each of our companies has a strategy for doing that. So it will be business as usual at the local level.

N. Dimick      Howard, I would just like to add, this is Neil Dimick, as those of you who followed us closely in 1997 during those mergers, AmeriSource and Bergen were both the acquired as opposed to a business combination like this. Both of us came out stronger at the end of that process than when we went into it, and we have every intention to continue to strengthen our businesses during this process.

R. Martini     And make no mistake, we intend to keep our eye on the ball and to meet those commitments that have been put in front of you.

J. Zack Now we'd like to turn over the call to David Yost for some closing remarks.

D. Yost Thank you very much. I'd just like to thank you for joining us today and, in closing, I'd like to reiterate our excitement about this combination and our confidence that we will effectively combine the best people, programs and operations from each company to emerge as an even stronger and more efficient player in the pharmaceutical distribution business. When you do the math and you combine the P&L reflecting the synergies, this transaction will be clearly accretive, giving us the opportunity to invest in new programs and services, which will increase our growth. It enhances our confidence that we can sustain long-term earnings per share growth of 20% and continue to create significant shareholder value.

               Thank you very much.  Good day.

Moderator      Ladies and gentlemen, this conference will be available for replay after 2:30 p.m. today, until March 26th at midnight. You may access the AT&T Executive Playback Service at any time by dialing 1-800-475-6701 and entering the access code 577712.
               International participants may dial (320) 365-3844.

               That does conclude our conference for today. Thank your for your participation and for using AT&T's Executive Teleconference Service. You may now disconnect.

                                   * * * * *
[LETTERHEAD OF AMERISOURCE]


DEAR ________,

I am writing to you regarding the recent announcement that AmeriSource Corporation will combine with Bergen Brunswig Corporation to create a new healthcare services company with $35 billion in annual revenue. We are very excited about this transaction and believe that bringing together our two strong companies will allow us to become a more efficient organization that can better serve you, our customer.

AmeriSource and Bergen both have a long history in pharmaceutical wholesaling and a strong customer following, reflecting each company's ongoing ability to deliver innovative, value-added services. As a combined company, the new AmeriSource-Bergen Corporation will be in an excellent position to build upon each company's success and reputation.

There are a number of compelling reasons for this combination. In many respects, we are a perfect fit. Both companies know the drug distribution business and what it takes to be successful, efficient and innovative in developing new customer programs. Both companies share a deep commitment to delivering superior customer service. Both companies have similar corporate cultures. Because we are such a good fit, there is also a significant opportunity to create a more efficient organization by integrating our operations.

We believe this strategic fit will produce tangible benefits for customers like you. A key benefit will be our ability to achieve significant operational efficiencies, ensuring that we continue to deliver high-quality cost-effective service. In particular, the merger will allow us to reduce distribution costs, eliminate redundant corporate overhead, obtain procurement efficiencies, and reduce our cost of capital. As we move ahead, our goal is to combine the best
people, programs, operations and information systems from each company.   When
the combination is completed, we will have even more resources to make investments in new opportunities, extend our combined product offering to a larger customer base and enhance our customer programs and value-added services. In short, we'll have additional resources to grow along with you.

The management structure of AmeriSource-Bergen will also reflect these efforts. David Yost, AmeriSource Chairman and CEO, will be CEO and President and Kurt Hilzinger, AmeriSource President and COO, will become Chief Operating Officer. Robert E. Martini, Chairman and CEO of Bergen Brunswig, will be Chairman of the Board and Neil Dimick, Chief Financial Officer of Bergen, will hold the same position in the combined company. The new company structure will also include an Executive Management Committee, which Yost will head. On the new AmeriSource-Bergen committee will be Hilzinger and Dimick as well as three Senior Vice
Presidents: Brent Martini, who will be President of the new AmeriSource-Bergen Drug Distribution Business, Chuck Carpenter, President of Bergen's PharMerica subsidiary, and Steve Collis, President of ASD Specialty Healthcare, also a Bergen subsidiary.

While our two companies have agreed to merge, it is important to remember that the combination is subject to regulatory and shareholder approvals. We do not expect that the merger will close until the summer. During this time, we will be working to evaluate how best to combine the operations of the two companies. Throughout this process and the integration that follows, we will have a singular focus on consistently and reliably meeting the needs of our customers. That will never change.

As we embark on this significant event, we hope we can count on your continued support and confidence. We see a bright future for our new, combined company and look forward to continuing to work with you as we take advantage of the opportunities provided by this merger.

Thank you for your support.

Sincerely,

Additional Information About The Merger
---------------------------------------

     In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.